Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KVH Industries, Inc.:

We consent to the use of our report dated March 8, 2010, with respect to the consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference.

Providence, Rhode Island

July 29, 2010

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.